Exhibit 99.1

  NASDAQ: SLGL

 This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the benefits we expect to receive under our agreement with Galderma; expected net sales and royalty income in line with volume growth of EPSOLAY and/or TWYNEO; and our expected cash runway. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk that the initiation or results of the Phase 3 study for patidegib will be delayed or not occur, the risk that our annual net sales from patidegib will be lower than expected, the risk that the investment by Mr. Mori Arkin will not be approved by shareholders, , risks that our cash runway will be shorter than expected, risks relating to the effects of COVID-19 (coronavirus) as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 4, 2022, as amended, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release  FORWARD-LOOKING STATEMENTS

 PIONEERING TOPICAL DERMATOLOGICAL DRUGS  Two FDA Approvals Within One Year  Not a real patient  Not a real patient

 Say hello to thisnever-before-seen combo  TWYNEO® FOR ACNE WAS LAUNCHED  First and only FDA Approved Fixed‑Dose Combination of Tretinoin and Benzoyl Peroxide

 TWYNEO® OFFERS COMPREHENSIVE TREATMENT FOR ACNE PATIENTS  Potential to Become 1st Line Treatment  Acne vulgaris is a multifactorial disease. Even though benzoyl peroxide and tretinoin are widely prescribed separately and have a complementary mechanism of action, so far, they could not be applied concomitantly because benzoyl peroxide decomposes tretinoin  TWYNEO contains a fixed‑dose combination of tretinoin and benzoyl peroxide. TWYNEO uses Sol‑Gel’s patented technology to prevent tretinoin from being degraded by benzoyl peroxide and slowly releases each of the active drug ingredients over time to provide a favorable efficacy and safety profile  TWYNEO is protected by granted patents until 2038 and by a pending patent application until 2041   Not a real patient

 * Individual results vary  BASELINE  “Severe”; 29 inflamed lesions  31 non-inflamed lesions; 1 nodule  WEEK 12  “Moderate”; 9 inflamed lesions  5 non-inflamed lesions; No nodules  TREATING SEVERE ACNE PATIENT WITH TWYNEO®  Subject 507-003 || 18 Years Old | Female | White | Not Hispanic or Latino*

 EPSOLAY® FOR INFLAMMATORY LESIONS OF ROSACEA WAS LAUNCHED   First and only Benzoyl Peroxide in Rosacea  Rosacea care with the brilliant touch of technology

 EPSOLAY® OFFERS EFFECTIVE TOPICAL TREATMENT FOR ROSACEA PATIENTS  Potential to Change Treatment Landscape  Inflammatory lesions of rosacea resemble acne vulgaris, except that comedones (whiteheads and blackheads) are absent and only inflammatory lesions exist  EPSOLAY contains encapsulated benzoyl peroxide, using Sol‑Gel’s patented technology. Benzoyl peroxide is an effective antibacterial drug that is not associated with bacterial resistance and is used to treat acne but not rosacea as it is assumed that rosacea patients cannot tolerate benzoyl peroxide. In Phase III clinical studies, EPSOLAY demonstrated statistically significant higher efficacy than the vehicle and favorable safety and tolerability profile, similar to vehicle  EPSOLAY is protected by granted patents until 2040 and by a pending patent application until 2041   Not a real patient

 BASELINE  “Severe”; 31 inflamed lesions  WEEK 2  “Clear”; No inflamed lesions  “Clear”; No inflamed lesions  WEEK 12  “Almost Clear”; 1 inflamed lesion  WEEK 8  “Clear”; No inflamed lesions  TREATING SEVERE ROSACEA PATIENT WITH EPSOLAY®  Subject 116-009 ||  41 Years Old | Female | White | Not Hispanic or Latino*  WEEK 4  * Individual results vary

 PARTNERING WITH MARKET LEADER GALDERMA  Galderma has Heritage of Successful Drugs in Acne and Rosacea

 REACHING FAVORABLE AGREEMENT WITH GALDERMA  Option to Regain Commercialization Rights at No Cost 5 Years following 1st Sale  $11 million in upfront and product approval payments   Mid- to high-teen percentage of royalties on net sales  Up to additional $9 million in sales milestone payments  Option to regain commercialization rights 5 years following first sale at no cost  Cash-flow positive deal as of launch  Allows for focus on innovative pipeline

 IMPLEMENTING INNOVATION  Enabling Microencapsulation Technology  Proprietary silica-based microencapsulation technology allows development of drugs that have the potential to be more effective and tolerable than existing drugs  Core/shell structure designed to boost tolerability   High encapsulation efficiency aimed to improve stability  Particle size and release rate tuned to allow efficient delivery of the entrapped API  Patented platform strengthens our IP and creates barrier to entry for generic drugs

 Indication: TWYNEO® (tretinoin and benzoyl peroxide) Cream, 0.1%/3% is indicated for the topical treatment of acne vulgaris in adults and pediatric patients 9 years of age and older. Adverse Events: The most common adverse reactions (incidence ≥ 1%) in patients treated with TWYNEO Cream were pain (stinging, burning, or pain), dryness, exfoliation, erythema (redness), dermatitis, pruritus (itching) and irritation - all at the application site. Warnings/Precautions: Patients using TWYNEO Cream may experience hypersensitivity reactions, including anaphylaxis (acute allergic reaction), angioedema (rapid swelling), and urticaria (hives). If serious hypersensitivity reaction occurs, discontinue use of TWYNEO Cream immediately and seek medical attention. Skin irritation may be experienced, including application site dryness, pain (stinging, burning or pain), exfoliation, erythema (redness), dermatitis, pruritus (itching) and irritation. Depending upon the severity, use a moisturizer, reduce the frequency of the application, or discontinue use. Avoid application to cuts, abrasions, eczematous, or sunburned skin. TWYNEO Cream may increase photosensitivity, sensitivity to ultraviolet light. Minimize or avoid exposure to natural or artificial sunlight (tanning beds or UVA/B treatment). Use sunscreen or protective clothing when sun exposure cannot be avoided. Discontinue use of TWYNEO Cream at the first evidence of sunburn.  You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088  IMPORTANT SAFETY INFORMATION  Indication: EPSOLAY® (benzoyl peroxide) Cream, 5% is indicated for the treatment of inflammatory lesions of rosacea in adults. Adverse Events: The most common adverse reactions (incidence ≥ 1%) in patients treated with EPSOLAY Cream were pain, erythema (redness), pruritus (itching) and edema (swelling), all at the application site. Warnings/Precautions: Patients using EPSOLAY Cream may experience hypersensitivity reactions, including anaphylaxis (acute allergic reaction), angioedema (rapid swelling), and urticaria (hives). If serious hypersensitivity reaction occurs, discontinue use of EPSOLAY Cream immediately and seek medical attention/initiate appropriate therapy. Skin Irritation/contact dermatitis may be experienced, including erythema (redness), scaling, dryness, and stinging/burning. Irritation and contact dermatitis may occur. Use a moisturizer and discontinue EPSOLAY Cream if symptoms do not improve. Avoid application to cuts, abrasions, eczematous, or sunburned skin. EPSOLAY Cream may increase photosensitivity, sensitivity to ultraviolet light. Minimize or avoid exposure to natural or artificial sunlight (tanning beds or UVA/B treatment). Use sunscreen or protective clothing when sun exposure cannot be avoided. Discontinue use of EPSOLAY Cream at the first evidence of sunburn.  You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088

 PURSUING LEADERSHIP IN DERMATOLOGY  Innovative Pipeline of Topical Skin Medications  FDA Approved  SGT-210 (topical erlotinib)Pachyonychia Congenita & other Rare Skin Indications  SGT-610 (patidegib gel, 2%)Gorlin Syndrome  Start  H2/2023  FDA Approved  Pre-clinical  Phase 2  Phase 3  Filed  Research  Phase 1  U.S. commercialization by  Ongoing

 SGT-210 Aims to Reduce Hyperkeratosis Without Systemic Adverse Events  Potentially first and only topical erlotinib  Pachyonychia congenita is an example of a rare hyperkeratosis skin disorder inherited in an autosomal dominant fashion  In this recent case report, orally-administered erlotinib improved the quality of life of pachyonychia congenita patients but was associated with significant adverse events, while topically applied erlotinib, 0.2%, failed to display significant improvement  Sol-Gel’s scientists have managed to overcome erlotinib formulation limitations and SGT-210 contains 15 to 25 times higher concentration of erlotinib than the concentration reported to be inefficient  Phase 1 is ongoing

 Sale of Generic Assets and Securing Non-Dilutive Funding  Focusing on innovative pipeline  Sale of Generic Assets to Padagis in November 2021 in return for $21.5M in quarterly installments over 24 months  Proceed with 50/50 gross profit-sharing collaboration on 2 programs encompassing 4 generic drug candidates  Allows for focus on innovative pipeline and reduces the need to raise dilutive capital  Sale of Generic Assets to Padagis in November 2021 in return for $21.5M in quarterly installments over 24 months  Proceed with 50/50 gross profit-sharing collaboration on 2 programs encompassing 4 generic drug candidates  Allows for focus on innovative pipeline and reduces the need to raise dilutive capital

 SECURING A STRONG BALANCE SHEET  Financial Profile  $7.6M proceeds related to revenues from Padagis to be received in 2023  Financials  December 31, 2022  Cash and Investments  $33.6M  Shares Outstanding  23,129,469 ordinary shares  Expected Partnership Income  Quarterly payments by Padagis; Royalties from Galderma  Cash Runway  Based on additional proceeds raised from this proposed offering, we anticipate that our cash resources will enable funding until mid-2025  Gross proceeds of $86.3M raised in IPO on February 5, 2018  Gross proceeds of $11.5, $23 and $5M raised in follow-on offerings on August, 2019, February 2020, and April 2020, respectively  Generated non-dilutive income totaling $67.1M from agreements with Galderma, Padagis and royalties from two generic drugs

 BUILDING OUR FUTURE  Investor Highlights  Completed development of EPSOLAY and TWYNEO and gained FDA approvals  Maximized likelihood of market success for EPSOLAY and TWYNEO through commercialization agreements with US market leader, while retaining the option to regain commercialization rights 5 years following 1st commercial sale   Defined innovative product pipeline which targets multiple significant US markets and paves the way, together with the market success of EPSOLAY and TWYNEO, to transform Sol-Gel into a leading dermatology company

  NASDAQ: SLGL